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                                                                      EXHIBIT 17

HEALTHDYNE TECHNOLOGIES
RESPONDS TO INVACARE OFFER



         Marietta, Georgia, January 10, 1997 -- Healthdyne Technologies, Inc. (Nasdaq:HDTC), in response to the Invacare (NASDAQ: IVCR) offer announced today, confirmed that its Board of Directors would consider the Invacare proposal in due course.

         Craig B. Reynolds, President and Chief Executive Officer of Healthdyne Technologies, stated that, "when we received Invacare's unsolicited invitation to negotiate last week, we responded that we would implement our standard procedures for responding to such proposals, which we are continuing to pursue. We are surprised that Invacare has now elected to make and publicly announce an offer before our Board has had an opportunity to adequately consider their initial proposal, especially after Invacare requested that we maintain the confidentiality of its proposal to negotiate.

         "Invacare's offer has been referred to our Board of Directors for consideration, although we note that the offer represents an approximately 20% discount from the price achieved by the Company's stock in mid-1996. Previously, the Board of Directors has determined that a sale of the Company was not in the best interests of the Company or its shareholders. However, our Board will certainly thoughtfully consider and respond to the Invacare proposal in due course."

                                      -more



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         Healthdyne Technologies designs, manufactures and markets
technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.